SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             FORM 12b-25

                    Notification of Late Filing

                 Commission File Number: 001-22302

(Check one)

__Form 10-K __Form 20-F __Form 11-K _X_Form 10-Q
__Form 10-D __Form N-SAR __Form N-CSR

    For period ended June 30, 2008
                     -------------

__Transition Report on Form 10-K
__Transition Report on Form 20-F
__Transition Report on Form 11-K
__Transition Report on Form 10-Q
__Transition Report on Form N-SAR

  For the transition period ended _____________

     Read Attached Instruction Sheet Before Preparing Form. Please
                              Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________



                                 PART I
                         REGISTRANT INFORMATION

Full name of registrant:  ISCO International, Inc.
                          ------------------------

Former name if applicable:  ___________________________________

Address of principal executive office (Street and Number):
1001 Cambridge Drive
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City, State and Zip Code:  Elk Grove Village, Illinois  60007
                           ----------------------------------

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                                PART II
                        RULES 12B-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                 PART III
                                NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

ISCO International, Inc. (the "Company") has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the "Form 10-Q") on or before August 14, 2008 without unreasonable effort or expense as a result of the unexpected time needed to negotiate a proposed financing to provide the Company with additional funds for working capital. Management's time and effort consumed by the financing has played a significant role in the delay in the preparation and filing of the Form 10-Q. The Company is working expeditiously to complete the Form 10-Q and expects that the Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.


                                 PART IV
                            OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


          Gary Berger          (847)             391-9412
          -----------          -----             ---------
            (Name)          (Area Code)      (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         X Yes __No
                                                         --

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         __ Yes X No
                                                                --
If so, attach an explanation of the anticipate change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          ISCO International, Inc.
                          ------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2008      By:   /s/ Gary Berger
                                 ---------------
                                 Gary Berger
                                 Chief Financial Officer

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